Exhibit 22.1

LIST OF SUBSIDIARIES

	Jurisdiction of	%
Name of Subsidiary	Organization	Ownership
Chinese Weituo Technical Limited	British Virgin Islands	100%
HongKong Weituo Technical Limited	Hong Kong	100%
Shishi Feiying Plastic Co., Ltd.	People’s Republic of China	100%